iROBOT CORPORATION
63 South Avenue
Burlington, Massachusetts 01803
November 4, 2005
Michele M. Anderson
Legal Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549-3561

RE:	iRobot Corporation Registration Statement on Form S-1 File No. 333-126907
Dear Ms. Anderson:
     Pursuant to Rule 461 of the Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, iRobot Corporation (the “Company”) hereby requests acceleration of the effective date of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”) to 4:30 p.m., Eastern Time on November 8, 2005, or as soon thereafter as practicable. In addition, iRobot Corporation hereby requests acceleration of the effective date of its Registration Statement on Form 8-A so that it becomes effective concurrently with the Registration Statement on Form S-1.
     In connection with the foregoing, the Company hereby acknowledges the following:
•	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the staff of the Commission, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, iRobot Corporation
By:	/s/ Colin M. Angle
Colin M. Angle
Chief Executive Officer and Director